Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. ANNOUNCES DATE FOR FOURTH QUARTER 2011 EARNINGS RELEASE AND CONFERENCE CALL

TORONTO, ONTARIO – Tuesday, January 17, 2012 – Progressive Waste Solutions Ltd.  (NYSE, TSX: BIN) will report financial results for the three and 12 months ended December 31, 2011, on Tuesday, February 28, 2012 after the close of the stock markets. The Company will host a conference call on Wednesday, February 29, 2012 at 8:30 a.m. (ET).

Participants may listen to the call by dialing 1-888-300-0053, conference ID 42011855, at approximately
8:20 a.m. (ET). International or local callers should dial 647-427-3420. The call will also be webcast live at www.streetevents.com and at www.progressivewaste.com.

A replay will be available after the call until Wednesday, March 14, 2012, at midnight, and can be accessed by dialing 1-855-859-2056, conference ID 42011855. International or local callers can access the replay by dialing
404-537-3406. The audio webcast will also be archived at www.streetevents.com and www.progressivewaste.com.

About Progressive Waste Solutions Ltd.

Progressive Waste Solutions Ltd. is one of North America's largest full-service, vertically integrated waste management companies, providing non-hazardous solid waste collection and landfill disposal services to commercial, industrial, municipal and residential customers in twelve states and the District of the Columbia in the U.S., and in six Canadian provinces. Its major brands, IESI, BFI Canada and Waste Services, are leaders in their markets. The Company’s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

Further information:

Chaya Cooperberg
Vice President, Investor Relations and Corporate Communications
Progressive Waste Solutions Ltd.
Tel: (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com
www.progressivewaste.com